Exhibit 3.9

ARTICLES OF AMENDMENT TO THE

ARTICLES OF INCORPORATION

GAINSCO, INC.

Pursuant to Article 4.04

Texas Business Corporation Act

Pursuant to Article 4.04 of the Texas Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

ARTICLE 1

The name of the corporation is GAINSCO, INC. The filing number issued to the corporation is 44984800.

ARTICLE 2

The following amendment to the Articles of Incorporation was adopted by the shareholders of the corporation on May 27, 2009. The amendment revises Article 4.A. of the corporation’s Articles of Incorporation, as previously amended, to read in its entirety as follows:

ARTICLE 4. SHARES.

A. (1) The Company is authorized to issue two classes of shares to be designated respectively as “Common Stock” and “Preferred Stock.” The total number of shares which the Company shall have authority to issue is Twenty Two Million Five Hundred Thousand (22,500,000). The number of shares of Common Stock authorized is Twelve Million Five Hundred Thousand (12,500,000), and each such share shall have ten cents ($.10) par value. The number of shares of Preferred Stock authorized is Ten Million (10,000,000), and each such share shall have One Hundred Dollars ($100.00) par value.

(2) Each five (5) shares of previously authorized Common Stock issued and outstanding immediately prior to the effective date of this Amendment shall, upon the effective date of this Amendment pursuant to the Texas Business Corporation Act, without the necessity of any further action, automatically be combined into and immediately represent one (1) validly issued, fully paid and non-assessable share of Common Stock of the Company, $0.10 par value. The Company shall not issue fractional shares with respect to the combination. In lieu of any fractional share to which a shareholder would otherwise be entitled, the Company shall pay cash equal to five times such fraction multiplied by the fair market value of the Common Stock on the day preceding the effective date of this Amendment, as determined by the Board of Directors.

ARTICLE 3

The amendment to the Articles of Incorporation has been approved in the manner required by the Texas Business Corporation Act and by the constituent documents of the corporation.

ARTICLE 4

This document will become effective on the following date, which is not more than ninety (90) days from the date of its filing by the Secretary of State: June 8, 2009.

The undersigned signs this document subject to the penalties imposed by law for the submission of a false or fraudulent documents.

Date: May 28, 2009	GAINSCO, INC.

	By:	/s/ Glenn W. Anderson
Glenn W. Anderson
President and Chief Executive Officer

2